Virgin Atlantic Innovates with Points International Ltd.

TORONTO, May 11, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce that Virgin Atlantic Airways is the latest high-profile airline to partner with Points International.

Virgin Atlantic Flying Club, the airline’s loyalty program, is launching Buy Miles, a feature powered by Points.com Business Solutions. Buy Miles allows Virgin Atlantic Flying Club members to boost their account balances—or those of friends and family—by buying additional miles online.

“We are delighted to have been chosen by Virgin Atlantic to power their mileage purchase program,” said Rob MacLean, CEO of Points International. “We are looking forward to sharing in Virgin Atlantic’s flair for innovation and customer service.”

Alan Lias, Head of Loyalty for Virgin Atlantic, said, “As Virgin Atlantic continues to grow, the partnership with Points International will become more and more fruitful. We need the input of a partner that is expert in making the most of miles, in order to make the most of our own opportunities.”

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Amazon.com, Starbucks, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints.

Website: http://www.points.com

About Virgin Atlantic Airways

Since it was founded almost twenty-two years ago, Virgin Atlantic Airways has become Britain’s second largest airline serving the world’s major cities. Virgin Atlantic operates long-haul services from London to such cities as New York, Los Angeles, Washington, Tokyo, Hong Kong, Johannesburg, Shanghai, Delhi, and Dubai. Virgin Atlantic operates a fleet of 33 aircraft, with an average age of less than six years.

Website: http://www.virginatlantic.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

For Virgin Atlantic Airways:

Press enquiries: Please contact the Virgin Atlantic press office on +44 1293 747373